UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Streamline Health Solutions, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

86323X106

(CUSIP Number)

August 16, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 86323X106	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS

Great Point Partners, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

37-1475292

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

			5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

			6.	SHARED VOTING POWER

1,385,611[1]

			7.	SOLE DISPOSITIVE POWER

0

			8.	SHARED DISPOSITIVE POWER

1,385,611[1]

[1]

Consists of 1,385,611 shares of Common Stock issuable upon conversion of shares of Series A 0% Convertible Preferred Stock collectively owned by Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Class D Series of GEF-PS, LP (“GEF-PS”), Lyrical Multi-Manager Fund, LP (“Lyrical”), Lyrical Multi-Manager Offshore Fund, Ltd. (“Lyrical Offshore”), David J. Morrison (“Morrison”), and WS Investments III, LLC (“WS”). Does not include: (i) 24,180 shares of Common Stock issuable upon conversion of shares of Series A 0% Convertible Preferred Stock collectively owned by BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS, (ii) 923,546 shares of Common Stock issuable upon conversion of shares of Series A 0% Convertible Preferred Stock, which, only if and when stockholder approval for such conversion is obtained, will be issuable upon conversion of certain promissory notes collectively held by BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS, and (iii) 700,000 shares of Common Stock issuable upon the exercise of warrants collectively held by BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS. Such warrants are exercisable only for a five-year period commencing February 17, 2013. The provisions of such preferred stock and warrants restrict the conversion and exercise of such preferred stock and warrants to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion or exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock and warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. In addition, BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS are only entitled to vote the preferred stock held by them on an as-converted basis subject to the Ownership Cap.

CUSIP No. 86323X106	13G	Page 3 of 13 Pages

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,385,611[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.985%[1,2]

12.	TYPE OF REPORTING PERSON (See Instructions)
IA, OO

[2]

Based on a total of 12,491,321 shares of Common Stock outstanding, calculated as the sum of (i) a total of 10,568,506 shares of Common Stock outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on June 8, 2012, (ii) 1,529,729 shares of Common Stock issued to IPP Holdings Company, as reported by the Issuer on a Form 8-K filed with the SEC on June 21, 2012, and (iii) 393,086 shares of Common Stock issued in partial payment for the purchase price of the stock of Meta Health Technology, Inc., as reported by the Issuer on a Form 8-K filed with the SEC on August 21, 2012.

CUSIP No. 86323X106	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS

Dr. Jeffrey R. Jay, M.D.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

			5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0[1]

			6.	SHARED VOTING POWER

1,385,611[1]

			7.	SOLE DISPOSITIVE POWER

0[1]

			8.	SHARED DISPOSITIVE POWER

1,385,611[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,385,611[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)				☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.985%[1,2]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 86323X106	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS

Mr. David Kroin

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

			5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
0

			6.	SHARED VOTING POWER

1,385,611[1]

			7.	SOLE DISPOSITIVE POWER

0

			8.	SHARED DISPOSITIVE POWER

1,385,611[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,385,611[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)				☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.985%[1,2]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 86323X106	13G	Page 6 of 13 Pages

Item 1.
	(a)	Name of Issuer

Streamline Health Solutions, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

10200 Alliance Road, Suite 200, Cincinnati, OH 45242

Item 2.

	(a)	Name of Person Filing

Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated August 27, 2012, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

86323X106

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 86323X106	13G	Page 7 of 13 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 445,614 shares of Common Stock (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares. In addition, BVF is the record owner of (i) warrants to purchase 221,260 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 291,919 shares of Common Stock.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 279,502 shares of Common Stock (the “BVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares. In addition, BOVF is the record owner of (i) warrants to purchase 138,781 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 183,100 shares of Common Stock.

Biomedical Institutional Value Fund, L.P. (“BIVF”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 171,559 shares of Common Stock (the “BIVF Shares”). Great Point is the investment manager of BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BIVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BIVF Shares, and therefore may be deemed to be the beneficial owner of the BIVF Shares. In addition, BIVF is the record owner of (i) warrants to purchase 85,184 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 112,387 shares of Common Stock.

CUSIP No. 86323X106	13G	Page 8 of 13 Pages

Class D Series of GEF-PS, LP (“GEF-PS”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 261,194 shares of Common Stock (the “GEF-PS Shares”). Great Point is the investment manager of GEF-PS, and by virtue of such status may be deemed to be the beneficial owner of the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-PS Shares, and therefore may be deemed to be the beneficial owner of the GEF-PS Shares. In addition, GEF-PS is the record owner of (i) warrants to purchase 129,690 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 171,106 shares of Common Stock.

Lyrical Multi-Manager Fund, LP (“Lyrical”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 139,778 shares of Common Stock (the “Lyrical Shares”). Great Point is the investment manager of Lyrical, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Shares. In addition, Lyrical is the record owner of (i) warrants to purchase 69,403 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 91,568 shares of Common Stock.

Lyrical Multi-Manager Offshore Fund, LP (“Lyrical Offshore”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 59,905 shares of Common Stock (the “Lyrical Offshore Shares”). Great Point is the investment manager of Lyrical Offshore, and by virtue of such status may be deemed to be the beneficial owner of the Lyrical Offshore Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Lyrical Offshore Shares, and therefore may be deemed to be the beneficial owner of the Lyrical Offshore Shares. In addition, Lyrical Offshore is the record owner of (i) warrants to purchase 29,744 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 39,244 shares of Common Stock.

WS Investments III, LLC (“WS”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 41,791 shares of Common Stock (the “WS Shares”). Great Point is the investment manager with respect to the WS Shares, and by virtue of such status may be deemed to be the beneficial owner of the WS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the WS Shares, and therefore may be deemed to be the beneficial owner of the WS Shares. In addition, WS is is the record owner of (i) warrants to purchase 20,750 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 27,377 shares of Common Stock.

David J. Morrison (“Morrison”) is the record owner of Series A 0% Convertible Preferred Stock that is convertible into 10,448 shares of Common Stock (the “Morrison Shares”). Great Point is the investment manager with respect to the Morrison Shares, and by virtue of such status may be deemed to be the beneficial owner of the Morrison Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the Morrison Shares, and therefore may be deemed to be the beneficial owner of the Morrison Shares. In addition, Morrison is the record owner of (i) warrants to purchase 5,188 shares of Common Stock and (ii) a certain promissory note that, only if and when stockholder approval is obtained, will be convertible into shares of Series A 0% Convertible Preferred Stock, which in turn will be convertible into 6,845 shares of Common Stock.

CUSIP No. 86323X106	13G	Page 9 of 13 Pages

The provisions of the preferred stock and warrants described above restrict the conversion or exercise of such preferred stock and warrants to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock and warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. The provisions of the preferred stock described above also restrict the voting of such preferred stock such that BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS are only entitled to vote the preferred stock held by them on an as-converted basis subject to the Ownership Cap.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the BIVF Shares, the GEF-PS Shares, the Lyrical Shares, the Lyrical Offshore Shares, the Morrison Shares, the WS Shares, and the shares of Common Stock underlying warrants described above, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 1,385,611[3]

(b)	Percent of class: 9.985%[3,4]

[3]

Consists of 1,385,611 shares of Common Stock issuable upon conversion of shares of Series A 0% Convertible Preferred Stock collectively owned by Biomedical Value Fund, LP (“BVF”), Biomedical Offshore Value Fund, Ltd. (“BOVF”), Biomedical Institutional Value Fund, LP (“BIVF”), Class D Series of GEF-PS, LP (“GEF-PS”), Lyrical Multi-Manager Fund, LP (“Lyrical”), Lyrical Multi-Manager Offshore Fund, Ltd. (“Lyrical Offshore”), David J. Morrison (“Morrison”), and WS Investments III, LLC (“WS”). Does not include: (i) 24,180 shares of Common Stock issuable upon conversion of shares of Series A 0% Convertible Preferred Stock collectively owned by BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS, (ii) 923,546 shares of Common Stock issuable upon conversion of shares of Series A 0% Convertible Preferred Stock, which, only if and when stockholder approval for such conversion is obtained, will be issuable upon conversion of certain promissory notes collectively held by BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS, and (iii) 700,000 shares of Common Stock issuable upon the exercise of warrants collectively held by BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS. Such warrants are exercisable only for a five-year period commencing February 17, 2013. The provisions of such preferred stock and warrants restrict the conversion and exercise of such preferred stock and warrants to the extent that, after giving effect to such conversion or exercise, the holder of the preferred stock and warrants and its affiliates and any other person or entities with which such holder would constitute a group would beneficially own in excess of 9.985% of the number of shares of Common Stock of the Issuer outstanding immediately after giving effect to such conversion or exercise (the “Ownership Cap”). Therefore, the reporting persons could be deemed to beneficially own such number of shares underlying such preferred stock and warrants as would result in total beneficial ownership by such reporting persons up to the Ownership Cap. In addition, BVF, BOVF, BIVF, GEF-PS, Lyrical, Lyrical Offshore, Morrison, and WS are only entitled to vote the preferred stock held by them on an as-converted basis subject to the Ownership Cap.

CUSIP No. 86323X106	13G	Page 10 of 13 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: - 0 -

	(ii)	Shared power to vote or to direct the vote: 1,385,611[3]

	(iii)	Sole power to dispose or to direct the disposition of: - 0 -.

	(iv)	Shared power to dispose or to direct the disposition of: 1,385,611[3]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 1,385,611[3]

(b)	Percent of class: 9.985%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 1,385,611[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 1,385,611[3]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 1,385,611[3]

(b)	Percent of class: 9.985%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 1,385,611[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 1,385,611[3]

Item 5.	Ownership of Five Percent or Less of a Class

                         If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

[4]

Based on a total of 12,491,321 shares of Common Stock outstanding, calculated as the sum of (i) a total of 10,568,506 shares of Common Stock outstanding, as reported by the Issuer on a Form 10-Q filed with the SEC on June 8, 2012, (ii) 1,529,729 shares of Common Stock issued to IPP Holdings Company, as reported by the Issuer on a Form 8-K filed with the SEC on June 21, 2012, and (iii) 393,086 shares of Common Stock issued in partial payment for the purchase price of the stock of Meta Health Technology, Inc., as reported by the Issuer on a Form 8-K filed with the SEC on August 21, 2012.

CUSIP No. 86323X106	13G	Page 11 of 13 Pages

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 86323X106	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2012

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

MR. DAVID KROIN

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

          (i)          Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)         Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 27, 2012

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.

Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.

DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin

MR. DAVID KROIN